June 13, 2008	Neal H. Brockmeyer
Neal.Brockmeyer@hellerehrman.com
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25523-0001

Securities and Exchange Commission

Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549-3720

Attn:  John Zitko

Re:                               Metro One Telecommunications, Inc.
Registration Statement on Form S-3

Filed July 6, 2007
File No. 333-144400

Ladies and Gentlemen:

On behalf of Metro One Telecommunications, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 27, 2007, relating to the above-referenced registration statement on Form S-3 (the “Form S-3”) that was filed on July 6, 2007.  On behalf of the Company, we are concurrently filing Amendment No. 1 to Form S-3 (the “Amendment”).  We are sending separately, with a copy of this letter, three clean and marked courtesy copies of the Amendment.

We have set forth in italicized print below the Staff’s comments, as set forth in the letter dated July 27, 2007, followed by the Company’s responses.  Wherever possible, we have interpreted the Staff’s comments to be modified to incorporate the changes made by the issuance of additional convertible preferred stock and warrants on August 15, 2007, as described in our letter to the Staff dated October 29, 2007.

S-3

General

1.                                      We note that you are registering the resale of 1,235,955 shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, you should withdraw the current registration statement, file a new registration statement for the resale offering at the time of each conversion of notes, include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•                                          The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•                                          The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•                                          The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•                                          Any relationships among the selling shareholders;

•                                          The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•                                          The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•                                          Whether or not any of the selling shareholders is in the business of buying and selling securities.

By letter dated October 29, 2007, we responded on behalf of the Company to this comment of the Staff that questioned whether this transaction is properly characterized as a transaction that is eligible to be made on Form S-3 under Rule 415(a)(1)(i).  In a telephone conversation with Mr. Zitko on November 19, 2007, we were advised that the Company could proceed with the Form S-3 on the condition that the number of shares registered would not exceed one-third of the Company’s public float.  We suggest that the lapse of time since the filing of the Form S-3 on July 6, 2007, further supports the position taken by the Staff.

In a subsequent telephone conversation with Mr. Zitko, we pointed out that the composition of the board of directors had changed and we intended to exclude from the public float the shares of common stock held outright by the current executive officers and directors, but not any of the shares subject to outstanding options held by such persons since they are not included in the public float in the first place.  We also took the position that the shares held beneficially by Strategic Turnaround Equity Partners, LP (“STEP”) and its affiliates should be included in the public float.  Mr. Zitko indicated that when the Form S-3 is amended the shares held by STEP could be included in the public float or excluded, as we chose, but that the Staff would reserve judgment as to whether STEP should be treated as an affiliate pending a review of the filing and the basis for our position.

We have chosen to include the shares held by STEP and its affiliates in the public float for purposes of registering shares in the Amendment.  Accordingly, we have computed the Company’s public float at 4,460,672 shares of its common stock as follows:

		No. Shares of Common Stock

Number of shares outstanding		6,233,326

Less:	831 shares held directly by executive officers and directors	6,232,495

	1,130,000 shares(1) held by Columbia Ventures Corporation	5,102,495

	641,823 shares(2) held by Everest Special Situations L.P.(3)	4,460,672

The shares to be registered in the Amendment (1,486,742 shares of common stock) equals approximately one-third of the public float as so computed.

We do not believe that STEP, its general partner and managing members should be considered affiliates of the Company.  An “affiliate” for this purpose is defined in Rule 405 under the Securities Act of 1933 and Rule 12b-2 under the Securities Exchange Act of 1934 as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with,” the issuer.  We come to this conclusion on the basis that their beneficial shareholdings are not sufficient to exercise any degree of control, and there is no relationship with the Company or with the other investors that would permit them to exercise control.

Based upon Amendment No. 5 to Schedule 13D filed on January 25, 2008, Messrs. Bruce Galloway and Gary L. Herman, managing members of Galloway Capital Management, LLC (“Galloway Capital”), the general partner of STEP, may be deemed to beneficially own an aggregate of 851,594 shares of the Company’s common stock, or 13.66% of the 6,233,326 shares of common

(1)  This number of shares includes the purchase by Columbia Ventures Corporation of 357,500 additional shares of common stock since the second closing of the financing.

(2)  This number of shares includes the purchase by Everest Special Situations L.P of 93,984 additional shares of common stock since the second closing of the financing.

(3)  In reducing the number of shares outstanding by those held by Everest Special Situations L.P. for purposes of determining the public float, we are not acknowledging that Everest should be considered an affiliate of the Company and reserve the position advanced in the October 29, 2007 letter to Staff that Everest is not an affiliate.

stock currently issued and outstanding. (4) While alone this constitutes a significant ownership interest in the Company, the significance largely disappears by virtue of the ownership, voting rights and directorships of others.

Columbia Ventures Corporation (“Columbia”), one of the two selling shareholders, beneficially owns 1,130,000 shares of common stock and 800 shares of Series A convertible preferred stock (“convertible preferred stock”).  In addition, Columbia holds stock purchase warrants (“warrants”) to purchase 280 shares of convertible preferred stock.  If all the convertible preferred stock issued in the first and second closings were to be converted into common stock, all the warrants were to be exercised and the underlying convertible preferred stock were to be converted, and all currently accrued dividends on the outstanding convertible preferred stock were to be added to the liquidation preference amount, Columbia would hold approximately 52.54% of the common stock.(5)  Prior to conversion, holders of the convertible preferred stock are entitled to an approximately 0.856 vote for each share of common stock into which it could be converted.  Mr. Kenneth D. Peterson, Jr., as the sole shareholder and director and the chief executive officer of Columbia, may be deemed to be the indirect beneficial owner of these shares, over which he has shared voting and shared dispositive power.  He is also chairman of the board of directors of the Company.

The voting power of Everest Special Situations L.P. (“Everest”), the other selling shareholder, though more limited, is substantial.  Everest beneficially owns 641,823 shares of common stock and 200 shares of convertible preferred stock.  In addition, Everest holds warrants to purchase 70 shares of convertible preferred stock.  If all the convertible preferred stock issued in the first and second closings were to be converted into common stock, all the warrants issued to Everest and Columbia were to be exercised and the underlying convertible preferred stock were to be converted, and all currently accrued dividends on the outstanding convertible preferred stock were to be added to the liquidation preference amount, Everest would hold approximately 15.69% of the common stock.(6)  Maoz Everest Fund Management Ltd. (“MEFM”), by virtue of its status as the general partner of Everest, may be deemed to beneficially own the shares held by Everest.  Mr. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to beneficially own the shares held by Everest.  Mr. Maoz is a director of the Company.

(4)  According to Amendment No. 5, STEP holds 635,951 shares of common stock, Galloway Capital, by virtue of its status as the general partner of STEP, may be deemed to beneficially own the shares held by STEP, and further may be deemed to beneficially own 142,079 shares of common stock held by Finvest Yankee LP for which Galloway Capital has the power to vote and dispose.  Bruce Galloway and Gary L. Herman, as Managing Members of Galloway Capital, may be deemed to beneficially own shares held by STEP and Galloway Capital.  Mr. Galloway also beneficially owns 62,275 shares of common stock for which he has sole voting and dispositive power, and Mr. Herman also beneficially owns 11,289 shares of common stock for which he has sole voting and dispositive power.

(5)  This assumes that all the convertible preferred stock held by Columbia and Everest would be converted, all the warrants held by Columbia and Everest would be exercised and the underlying convertible preferred stock would be converted, and all currently accrued dividends on the outstanding convertible preferred stock were to be added to the liquidation preference amount.  It does not include options covering 9,062 shares of common stock held by Mr. Peterson.

(6)  This assumes that all the convertible preferred stock held by Columbia and Everest would be converted, all the warrants held by Columbia and Everest would be exercised and the underlying convertible preferred stock would be converted, and all currently accrued dividends on the outstanding convertible preferred stock were to be added to the liquidation preference amount.  It does not include options covering 11,250 shares of common stock held by Mr. Maoz.

The holders of convertible preferred stock are entitled to elect a majority of the members of the Company’s Board of Directors.  Since Columbia owns 80% of the convertible preferred stock, it controls who is elected to the board on behalf of the holders of the convertible preferred stock.

Neither Mr. Galloway nor Mr. Herman is a director or an officer of the Company, and neither has any relationship with either of the selling shareholders.  All their Company stock has been purchased in the open market, and neither individual has any board observation rights.

By virtue of the concentrated ownership and voting percentages of Columbia and Everest, and the right of the holders of convertible preferred stock to elect a majority of the board, it is submitted that neither Mr. Galloway nor Mr. Herman (or their affiliates) has the ability to exercise any degree of control over the Company.  Further by virtue of their independence from Columbia and Everest, it is submitted that none of STEP, its general partner or managing members is controlled by, or under common control with the Company, Columbia or Everest, and therefore none is an affiliate whose shares must be subtracted in determining the Company’s public float.

Prospectus Summary

2.                                      Please disclose the total dollar value of the common stock underlying the preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities as of a recent date).

The Company has complied with the Staff’s comment by including the dollar value of the common stock that the Company has registered for resale as of a recent date in the table under The Offering in the Prospectus Summary.

Recent Developments, page 2

Liquidity and Capital Resources

3.                                      Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the June 5, 2007 transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the preferred stock, convertible notes, and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the preferred stock, convertible notes, and warrants.

The Company has complied with the Staff’s comment by providing tabular disclosure.

4.                                      Please provide tabular disclosure of:

•                  the gross proceeds paid or payable to the issuer in the June 5, 2007 transactions;

•                  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three, above;

•                  the resulting net proceeds to the issuer; and

•                  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock, convertible notes, and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments six and seven, below.

Further, please provide disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to comment four, and the total possible discount to the market price of the shares underlying the preferred stock, convertible notes, and warrants, as disclosed in response to comment six, below, divided by the net proceeds to the issuer from the sale of the preferred stock, convertible notes, and warrants, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The Company has complied with the Staff’s comment by disclosing the information to the extent that it is presently known in a table under Financing Transaction in the Prospectus Summary.  Please be advised that the Company cannot ascertain the total possible profit realized as a result of conversion discounts because there is no limit on the market price at which shareholders can resell their securities.  Further, since the Company did not draw down any of the amounts available under the senior secured revolver bridge notes (“convertible notes”) prior to the second closing and no interest was paid, no attempt has been made to calculate a potential profit over the term of the convertible notes.

The Selling Shareholders and Other Principal Shareholders, page 11

5.                                      Tell us in your response letter whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.  If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus also should state, if true, that such seller purchased in the ordinary course of business.

The Company has been advised by the selling shareholders that neither of them is a broker-dealer or an affiliate of a broker-dealer.

6.                                      Please provide tabular disclosure of:

•                  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred stock, convertible notes, and warrants, presented in a table with the following information disclosed separately:

•                  the market price per share of the securities underlying the preferred stock, convertible notes, and warrants on the date of the prospectus;

•                  the conversion/exercise price per share of the underling securities on the date of the sale of the preferred stock, convertible notes, and warrants, calculated as follows:

•                  if the conversion/exercise price per share is set at a fixed price, use the price share established in the preferred stock, convertible notes, and warrants; and

•                  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of this prospectus and determine the conversation/exercise price per share as of that date;

•                  the total possible shares underlying the preferred stock, convertible notes, and warrants (assuming no interest payments and complete conversion throughout the term of the notes);

•                  the combined market price of the total number of shares underlying the preferred stock, convertible notes, and warrants, calculated by using the market price per share on the date of the prospectus and the total possible shares underlying the preferred stock, convertible notes, and warrants;

•                  the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the preferred stock, convertible notes, and warrants calculated by using the conversion/exercise price on the date of the prospectus and the total possible number of shares the selling shareholders may receive; and

•                  the total possible discount to the market price as of the date of the prospectus, calculated by subtracting the total conversion/exercise price on the date of the prospectus from the combined market price of the total number of shares underlying the preferred stock, convertible notes, and warrants on that date.

If there are provisions in the preferred stock, convertible notes, and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Company has complied with the Staff’s comment by providing tabular disclosure under Financing Transaction in the Prospectus Summary.  As noted in response to comment 13 below, the anti-dilution provisions discussed under the caption “Description of Capital Stock—Series A Convertible Preferred Stock—Antidilution Provisions” are the only possible adjustments to the conversion price.

7.                                      Please provide tabular disclosure of:

•                  the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•                  the market price per share of the underlying securities on the date of the prospectus;

•                  the conversion/exercise price per share as of the date of the sale prospectus, calculated as follows:

•                  if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the prospectus and determine the conversion price per share as of that date;

•                  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the prospectus and the total possible shares to be received;

•                  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the prospectus and the total possible number of underlying shares; and

•                  the total possible discount to the market price as of the date of the prospectus, calculated by subtracting the total conversion/exercise price on the date of the prospectus from the combined market price of the total number of underlying shares on that date.

There are no other warrants, options, notes or other securities of the Company held by the selling shareholders or any of their affiliates.  However, in their capacity as members of the Board of Directors and consistent with the Company’s Board compensation policy, Messrs. Peterson and Maoz have received nonqualified stock options as follows:

	Date of Option Grant	Number of Shares Optioned	Exercise Price	Closing Price as of, June 6, 2008
Kenneth D. Peterson, Jr.	11/05/2007	9,062	$2.02	$0.6696

Elchanan Maoz	5/15/2006	3,750	$2.0408	$0.6696

	10/02/2006	3,750	$2.51	$0.6696

	11/05/2007	3,750	$2.02	$0.6696

It is submitted that a tabular disclosure with respect to these options is not necessary.

8.                                      Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                  the date of each transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

There have been no prior securities transactions between the Company and the selling shareholders or, based on the advice of the selling shareholders, any affiliates of the selling shareholders or any person with whom either selling shareholder has a contractual relationship regarding the transaction.

9.                                      Please provide disclosure in a tabular format comparing:

•                  the number of shares outstanding prior to the June 5, 2007 transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•                  the number of shares that have been sold in registered sale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

•                  In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has complied with the Staff’s comment by including the requested information in the second table under Selling Shareholders. The Company has not previously registered shares for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements.

10.                               Please disclose the following information:

•                  whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•                  whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•      the date of which each such selling shareholder entered into that short position; and

•      the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the June 5, 2007 transactions and the filing of the registration statement (e.g., before or after the announcement of the convertible note transactions, before the filing or after the filing of the registration statement, etc.).

The Company understands the requested disclosure with respect to payments required on the overlying securities to refer to the convertible notes, which converted to preferred stock in the second closing, and have therefore been cancelled.  Dividends on the convertible preferred stock cumulate if not paid and are added to the liquidation preference amount thus resulting in the issuance of additional shares on conversion. The Company has complied with the second part of the Staff’s comment by disclosing the requested information in the footnotes to the first table under Selling Shareholders.

11.                               Please disclose the following information:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible securities; and

•                  copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible securities.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company confirms to the Staff that the description of the relationships and arrangements between and among the Company and the selling shareholders already has been presented in the Form S-3 and that all agreements between and/or among those parties are included as exhibits to the Form S-3.

Plan of Distribution, page 12

12.                               We note your disclosure in this section.  Please be advised that, if a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement.

Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information.  Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

The Company confirms to the Staff that if the identified circumstance arises, the Company will file a post-effective amendment disclosing the requested information and clearance of any underwriting compensation or arrangements, if applicable, will be sought.  The Company has complied with the second part of the Staff’s comment by revising the disclosure.

Description of Capital Stock, page 13

13.                               We note the reference to the “initial conversion price” and “then-applicable conversion rate” with respect to the convertible preferred stock.  Please confirm through clarifying disclosure that the anti-dilution provisions discussed on page 16 are the only possible adjustments to the conversion price.

The Company has complied with the Staff’s comment by revising the disclosure.

*              *              *

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (213) 689-7507.  Your assistance in this matter is greatly appreciated.

Sincerely,

Neal H. Brockmeyer

cc:	James F. Hensel, Metro One
Donald W. Douglas, Esq.